

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 11, 2009

<u>Via U.S. Mail</u>

William G. Laughlin
Vice President, General Counsel, and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80206

> **Re:** **Evergreen Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2009**
> **File No. 333-163246**

Dear Mr. Laughlin:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Material Changes, page 3</u>

1. You state at page 3 that you have "continued negotiations for the sale of [y]our Buckeye Mining subsidiary…." However, it appears from the disclosure provided in the current report on Form 8-K that you filed on November 23, 2009, that you have terminated negotiations with a potential purchaser of such subsidiary. Please revise your filing to provide updated disclosure regarding such negotiations.

Selling Security Holders, page 6

2.   Please disclose the individual with voting or investment control over the shares held by BAM Opportunity Fund LP.

3.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

4.   Please provide a brief discussion of how the selling security holders acquired the preferred stock and warrants that relate to the common stock to be covered by this registration statement.

Incorporation of Certain Documents by Reference, page 9

5.   Please revise this section to specifically incorporate by reference the Form 8-K filed on November 23, 2009.

Signatures

6.   Please note that your registration statement must be signed by your controller or principal accounting officer. Please provide the signature of this individual or revise your signature page to identify this individual.

Exhibit 5.1

7.   Please obtain and file a revised legal opinion that is responsive to the following items:

- The Delaware constitutional provision cited in bullet point (a) on page 1 has been repealed.

- Please obtain and file an opinion that does not include the assumptions that appear in (vi), (vii), and (ix) of paragraph 2 of the opinion, or provide an explanation from counsel as to why such assumptions are both necessary and appropriate in the context of your registration statement. Similarly, please provide an explanation from counsel as to why the statement set forth in (i) on page 2 of the opinion with respect to the

> authorization of the issuance of the common stock by the board of directors is necessary and appropriate.

- With regard to the limitations in the opinion that are set forth on page 2 in the paragraph beginning with the words "We express no opinions concerning the validity or enforceability of . . .," please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel's explanation.

- The legality opinion should not suggest that counsel is not qualified to opine on the relevant laws. In this regard, we note the statement that counsel is qualified to practice only in the State of Colorado. Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant law.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        John W. Kellog, Esq.
        (303) 292 4510